UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62714 / August 13, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13943

In the Matter of	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO ASSOCIATED GOLF MANAGEMENT, INC. (n/k/a DELTA MINING & EXPLORATION CORP.)**
Applied Nanoscience, Inc.,	
Aquacell Technologies, Inc. (n/k/a Greencore Technology, Inc.),	
Aquacell Water, Inc. (n/k/a Believing Today, Inc.),	
Aquapro Corp.,	
Asia Electronics Holding Co., Inc.,	
Asian Star Development, Inc.,	
Associated Golf Management, Inc. (n/k/a Delta Mining & Exploration Corp.), and	
Avasoft, Inc.,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Associated Golf Management, Inc. (n/k/a Delta Mining & Exploration Corp.) ("Delta Mining" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 17, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Associated Golf Management, Inc. (n/k/a Delta Mining & Exploration Corp.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   Delta Mining (CIK No. 1090553) is a Nevada corporation headquartered in Lewisburg, Kentucky. At all times relevant to this proceeding, the securities of Delta Mining have been registered under Exchange Act Section 12(g). As of June 8, 2010, the company's stock (symbol "DMXC") was quoted on the Pink Sheets, had eleven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

     2.   Delta Mining has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since February 8, 2000.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                          Elizabeth M. Murphy
                          Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Associated Golf Management, Inc. (n/k/a Delta Mining & Exploration Corp.) ("Order") on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Carol Fox Foelak
Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Associated Golf Management, Inc. (n/k/a Delta Mining & Exploration Corp.)
247 Promenade
Edgewater, NJ 07020

Douglas V. Fant, Esq.
3655 W. Anthem Way, Suite A-109
Anthem, AZ 85086
(Counsel for Respondent)